Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Yatra Online Private Limited	India
Asia Consolidated DMC Pte. Ltd.	Singapore
THCL Travel Holding Cyprus Limited	Cyprus
Yatra USA, LLC	Nevada
Yatra USA Corp.	Delaware